UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ROCKET FUEL INC.

(Name of Subject Company (Issuer))

FUEL ACQUISITION CO.

SIZMEK INC.

(Name of Filing Persons (Offerors))

VECTOR SOLOMON HOLDINGS (CAYMAN), L.P.

VECTOR CAPITAL IV, L.P.

VECTOR CAPITAL V, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

Mark Grether

Sizmek Inc.

500 West Fifth Street, Suite 900

Austin, Texas 78701

(512) 469-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Golden

Joshua M. Zachariah

Kirkland & Ellis LLP

555 California Street

Suite 2700

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,474,916.18	$14,542.54

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 46,969,168 shares of common stock, par value $0.001 per share, at an offer price of $2.60 per share. The transaction value also includes (i) 1,168,812 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $2.60 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $2.60 minus such exercise price and (y) dividing such product by the offer price of $2.60 per share, (ii) 6,759 shares of restricted stock, and (iii) restricted stock units representing the right to receive up to 1,728,167 shares of common stock, in each case, multiplied by the offer price of $2.60 per share. The calculation of the filing fee is based on information provided by Rocket Fuel Inc. as of July 14, 2017.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Sizmek Inc. a Delaware corporation (“Parent”), (ii) Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), (iii) Vector Solomon Holdings (Cayman), L.P., a Cayman Islands limited partnership, an affiliate of each of Parent and Purchaser (“Solomon L.P.”), (iv) Vector Capital IV, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC IV”), and (v) Vector Capital V, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC V”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rocket Fuel Inc., a Delaware corporation (the “Company”), at a price of $2.60 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 2, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Rocket Fuel Inc.

1900 Seaport Blvd.

Redwood City, CA 94063

(650) 595-1300

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of 5:00 p.m. Pacific Time on July 14, 2017, there were 46,969,168 Shares issued and outstanding and 6,759 shares of Company restricted stock outstanding.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

THE TENDER OFFER—Section 18 (“Miscellaneous”)

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions and (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 2, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on August 2, 2017.

(a)(5)(A)	Joint Press Release issued by the Company and Parent on August 2, 2017.

Exhibit No.	Description

(a)(5)(B)	Press Release issued by the Company on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Rocket Fuel filed with the Securities and Exchange Commission on July 18, 2017).

(a)(5)(C)	Press Release issued by Purchaser and Parent on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).

(a)(5)(D)	Blog Post by Parent (incorporated by reference to Exhibit 99.2 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).

(a)(5)(E)	Presentation Slides for All-Hands Meeting dated July 18, 2017 (incorporated by reference to Exhibit 99.3 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(F)	Frequently Asked Questions dated July 18, 2017 (incorporated by reference to Exhibit 99.4 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(G)	Talking Points for Conversations with Clients dated July 18, 2017 (incorporated by reference to Exhibit 99.5 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(H)	Email to Employees of Parent (incorporated by reference to Exhibit 99.6 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(I)	Email to Customers and Partners of Parent (incorporated by reference to Exhibit 99.7 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(J)	Post All-Hands Meeting Email to Employees of Parent (incorporated by reference to Exhibit 99.8 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2017, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 18, 2017).

(d)(2)	Confidentiality Agreement, dated March 22, 2017, between the Company and Vector Capital Management, L.P.

(d)(3)	Exclusivity Agreement, dated as of June 6, 2017, between Rocket Fuel Inc. and Sizmek Inc.

(d)(4)	Exclusivity Extension Agreement, dated as of July 7, 2017 between Rocket Fuel Inc. and Sizmek Inc.

(d)(5)	Second Exclusivity Extension Agreement, dated as of July 16, 2017 between Rocket Fuel Inc. and Sizmek Inc.

(d)(6)	Equity Commitment Letter, dated as of July 17, 2017, from VC IV to Parent.

(d)(7)	Tender and Support Agreement, dated as of July 17, 2017, by and among Parent, Purchaser and MDV IX, L.P. and Martha M. Conway & Richard A Frankel TR UA 03/13/09 Conway Frankel Family Trust.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUEL ACQUISITION CO.

By	/s/ Mark Grether
Name:	Mark Grether
Title:	President and Chief Executive Officer
Date:	August 2, 2017

SIZMEK INC.

By	/s/ Mark Grether
Name:	Mark Grether
Title:	President and Chief Executive Officer
Date:	August 2, 2017

VECTOR SOLOMON HOLDINGS (CAYMAN), L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 2, 2017

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 2, 2017

VECTOR CAPITAL IV, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 2, 2017

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 2, 2017

VECTOR CAPITAL V, L.P.

By	Vector Capital Partners V, L.P.
Its:	General Partner

By	Vector Capital V, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 2, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 2, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on August 2, 2017.

(a)(5)(A)	Joint Press Release issued by the Company and Parent on August 2, 2017.

(a)(5)(B)	Press Release issued by the Company on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Rocket Fuel filed with the Securities and Exchange Commission on July 18, 2017).

(a)(5)(C)	Press Release issued by Purchaser and Parent on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).

(a)(5)(D)	Blog Post by Parent (incorporated by reference to Exhibit 99.2 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).

(a)(5)(E)	Presentation Slides for All-Hands Meeting dated July 18, 2017 (incorporated by reference to Exhibit 99.3 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(F)	Frequently Asked Questions dated July 18, 2017 (incorporated by reference to Exhibit 99.4 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(G)	Talking Points for Conversations with Clients dated July 18, 2017 (incorporated by reference to Exhibit 99.5 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(H)	Email to Employees of Parent (incorporated by reference to Exhibit 99.6 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(I)	Email to Customers and Partners of Parent (incorporated by reference to Exhibit 99.7 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(a)(5)(J)	Post All-Hands Meeting Email to Employees of Parent (incorporated by reference to Exhibit 99.8 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2017, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 18, 2017).

Exhibit No.	Description

(d)(2)	Confidentiality Agreement, dated March 22, 2017, between the Company and Vector Capital Management, L.P.

(d)(3)	Exclusivity Agreement, dated as of June 6, 2017, between Rocket Fuel Inc. and Sizmek Inc.

(d)(4)	Exclusivity Extension Agreement, dated as of July 7, 2017 between Rocket Fuel Inc. and Sizmek Inc.

(d)(5)	Second Exclusivity Extension Agreement, dated as of July 16, 2017 between Rocket Fuel Inc. and Sizmek Inc.

(d)(6)	Equity Commitment Letter, dated as of July 17, 2017, from VC IV to Parent.

(d)(7)	Tender and Support Agreement, dated as of July 17, 2017, by and among Parent, Purchaser and MDV IX, L.P. and Martha M. Conway & Richard A Frankel TR UA 03/13/09 Conway Frankel Family Trust.

(g)	None.

(h)	None.